

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 18, 2008

Mr. Robert A. Schiffner
Chief Financial Officer
Campbell Soup Company
Campbell Place
Camden, New Jersey 08103

      Re: **Campbell Soup Company**
               Response Letter Dated March 26, 2008
               File No. 001-03822

Dear Mr. Schiffner:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14, Filed October 10, 2007

1.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Base Salary, page 21

2.   We note your response to our prior comment 4 from our March 14, 2008 letter and our prior comment 9 from our January 31, 2008 letter, and reissue them. Please provide us with the actual disclosure you will make. For each named executive officer, provide us with a discussion of each of the actual performance factors or goals that you considered in setting base salary and discuss whether, for each named executive officer, he or she met those goals.

Annual Incentive Plan, page 21

3.   We note your response to our prior comment 5 and reissue it. Please provide us with the actual disclosure you will make. For each named executive officer, identify the actual performance factors or goals that you consider in setting the annual incentive, and discuss whether, for each named executive, he or she met those goals.

<u>Closing Comments</u>

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director